December 7, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc. (the “Company”) Form 10-Q for the Fiscal Quarter Ended September 30, 2009 File No. 001-13958
Dear Mr. Rosenberg:
This letter is in response to your November 30, 2009, letter providing comments from the Securities and Exchange Commission (the “Commission”) staff resulting from their review of the Company’s disclosures in the filing listed above.
We intend to provide a response to the Commission on or before January 4, 2010. Should you or your staff need to reach us, please feel free to contact me at (860) 547-5991 or my colleagues Leslie Soler at (860) 547-2939 or Donald Hunt at (860) 547-5040.
Sincerely,

/s/ Ricardo A. Anzaldúa Ricardo A. Anzaldúa
Senior Vice President and Corporate Secretary